Exhibit 99.1

Wheaton Precious Metals Announces Election of Directors and Approval of Special Matters

TSX: WPM
NYSE: WPM

VANCOUVER, May 14, 2020 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces that the nominees listed below were elected as directors of Wheaton at the 2020 Annual and Special Meeting of Shareholders. Detailed results of the vote for directors of the Company held at the Annual and Special Meeting of Shareholders earlier today are shown below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
George L. Brack	259,636,177	84.74%	46,757,826	15.26%
John A. Brough	280,180,001	91.44%	26,214,002	8.56%
R. Peter Gillin	281,990,228	92.04%	24,403,775	7.96%
Chantal Gosselin	304,007,356	99.22%	2,386,647	0.78%
Douglas M. Holtby	292,451,315	95.45%	13,942,688	4.55%
Glenn Ives	294,238,164	96.03%	12,155,839	3.97%
Charles A. Jeannes	300,429,682	98.05%	5,964,321	1.95%
Eduardo Luna	275,477,994	89.91%	30,916,009	10.09%
Marilyn Schonberner	300,583,954	98.10%	5,810,049	1.90%
Randy V.J. Smallwood	300,854,391	98.19%	5,539,612	1.81%

The following special matter was approved by shareholders at the 2020 Annual and Special Meeting of Shareholders:

  the non-binding advisory resolution accepting the Company's approach to executive compensation was carried with 75.74% of the votes cast in favour of such resolution.

In addition, Wheaton is pleased to announce the appointment of Glenn Ives to the Board of Directors of the Company, effective today.

Mr. Ives retired as a Canadian partner of Deloitte LLP on March 31, 2020. He spent 20 years as a partner at Deloitte including serving as Chair for two four-year terms ending in 2018 and during this time was a member of Deloitte's Global Board of Directors, Global Governance Committee, and chaired the Global Risk Committee. Mr. Ives led Deloitte's mining sector in North and South America from 2007 to 2020.

"We are pleased to welcome Glenn to our Board," said Doug Holtby, Chairman of Wheaton Precious Metals. "Glenn is internationally recognized as a leader in the industry and brings with him over 30 years of experience in working with publicly traded mining companies. Glenn was a key contributor to the proliferation of the streaming model, and we look forward to benefiting from his strong financial background and wealth of knowledge in our sector."

Prior to joining Deloitte in 1999, Mr. Ives gained over a decade of senior financial experience in the mining industry as Vice-President of Finance and CFO of Vengold Inc. and as Vice-President of Finance of TVX Gold. Mr. Ives has extensive corporate governance experience with non-profit organizations including serving as a director of the Princess Margaret Cancer Foundation from 2010 to 2019 and Chairman from 2016 to 2018.

Mr. Ives holds a Bachelor of Mathematics degree (Honours) from the University of Waterloo, is a Fellow of the Chartered Professional Accountants and is a member of the Institute of Corporate Directors.

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SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2020/14/c3742.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:00e 14-MAY-20